SUPPLEMENT TO PROSPECTUS DATED OCTOBER 29, 1997


     On November 3, 1997, Alan K. Geddes became a financial consultant to the Company, not Chief Financial Officer as stated on page 48 of Global Med Technologies, Inc.'s Prospectus, dated October 29, 1997.
Bart K. Valdez will retain the position of Chief Financial Officer of the Company until the sale of DataMed is consummated.

            The date of this Supplement is November 5, 1997.